UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                      SOURCE INTERLINK COMPANIES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 836151209
--------------------------------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                             STUART H. GELFOND
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              NOVEMBER 6, 2006
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 2 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE GP, L.L.C.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             AF
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                2,548,800
   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               2,548,800
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,548,800
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.9%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     OO
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 3 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE, L.P.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                956,500

   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               956,500
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  956,500
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.8%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 4 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                1,033,800

   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               1,033,800
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 1,033,800
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.0%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 5 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE (TEXAS), L.P.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                558,500

   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               558,500
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  558,500
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.1%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 6 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             AF
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                4,630,100
   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               4,630,100
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 4,630,100
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.9%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     OO
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 7 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                2,081,300
   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               2,081,300
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,081,300
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.0%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 8 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        NEW MOUNTAIN VANTAGE HOLDCO LTD.
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                2,081,300
   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               2,081,300
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,081,300
--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.0%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO. 836151209                                        Page 9 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        STEVEN B. KLINSKY
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY
--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                             AF, PF
--------------------------------------------------------------------------------
        5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------------------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                4,630,100
   BENEFICIALLY
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0
       EACH
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               4,630,100
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 4,630,100

--------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.9%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     IN
--------------------------------------------------------------------------------

     This Amendment No. 2, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage (Texas), L.P., a Delaware limited partnership ("NMVT"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo", NMV Offshore HoldCo, together with NMV, NMVC and NMVT, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons"), amends and supplements the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on March 13, 2006, as amended, relating to the common stock, par value $0.01 per share ("Common Stock"), of Source Interlink Companies, Inc., a Delaware corporation (the "Issuer").(1)

---------------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

     (a) - (c) AND (f). This Statement is filed by the Reporting Persons.

     Vantage GP is the general partner of NMV, NMVC and NMVT, and is principally engaged in the business of serving as NMV's, NMVC's and NMVT's general partner. NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore. NMV Advisers serves as the investment advisor and manager of each of NMV, NMVC, NMVT and NMV Offshore and is principally engaged in the business of managing NMV, NMVC, NMVT and NMV Offshore.

     Each of NMV, NMVC, NMVT and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

     Steven B. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers. Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and sole member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds. Mr. Klinsky is a citizen of the United States of America.

     The principal business address of each of the Reporting Persons (other than NMV Offshore and NMV Offshore HoldCo) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

     The Reporting Persons have entered into a joint filing agreement, dated as of November 7, 2006, a copy of which is attached to this Statement as Exhibit 99.2.

     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

     The aggregate purchase price of the 4,630,100 shares of Common Stock owned by the Purchasers is $49,815,394.56, including brokerage commissions. The shares of Common Stock owned by Purchasers were acquired with working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

     (a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 51,914,012 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006, as filed with the SEC on September 11, 2006.

     As of the close of business on November 6, 2006, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 4,630,100 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMV Offshore representing, in the aggregate, approximately 8.9% of the issued and outstanding shares of Common Stock. Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVT and NMV Offshore are held by persons other than Mr. Klinsky.

     As of the close of business on November 6, 2006, Vantage GP may be deemed to beneficially own an aggregate of 2,548,800 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC and NMVT representing, in the aggregate, approximately 4.9% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC and NMVT to the extent that partnership interests in NMV, NMVC and NMVT are held by persons other than Vantage GP.

     As of the close of business on November 6, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 2,081,300 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 4.0% of the issued and outstanding shares of Common Stock.

     As of the close of business on November 6, 2006, (i) NMV may be deemed to beneficially own an aggregate of 956,500 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 1,033,800 shares of Common Stock, representing approximately 2.0% of the issued and outstanding shares of Common Stock, (iii) NMVT may be deemed to beneficially own an aggregate of 558,500 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock and (iii) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 2,081,300 shares of Common Stock, representing approximately 4.0% of the issued and outstanding shares of Common Stock.

     (b). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

     (c). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

     (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand and typically the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

     Other than as described in the Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following information:

99.2     Joint Filing Agreement, dated November 7, 2006

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 7, 2006

                                        NEW MOUNTAIN VANTAGE GP, L.L.C.

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE, L.P.

                                        By:  New Mountain Vantage GP, L.L.C.,
                                             its general partner

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

                                        By:  New Mountain Vantage GP, L.L.C.,
                                             its general partner

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE (TEXAS), L.P.

                                        By:  New Mountain Vantage GP, L.L.C.,
                                             its general partner

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Director


                                        NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                        By: /s/ Steven B. Klinsky
                                           -------------------------------------
                                             Steven B. Klinsky
                                             Director

                                         /s/ Steven B. Klinsky
                                        ----------------------------------------
                                         Steven B. Klinsky


                                                       SCHEDULE A
                                 TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS

                                                          NMV

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
          11/6/2006                                  1,100                                       8.81
------------------------------ ------------------------------------------------ --------------------------------------

                                                          NMVT

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
          9/18/2006                                 50,000                                       9.89
------------------------------ ------------------------------------------------ --------------------------------------
          9/19/2006                                200,000                                       9.73
------------------------------ ------------------------------------------------ --------------------------------------
          9/20/2006                                100,000                                       9.83
------------------------------ ------------------------------------------------ --------------------------------------
          9/21/2006                                115,000                                       9.84
------------------------------ ------------------------------------------------ --------------------------------------
          11/6/2006                                 93,500                                       8.81
------------------------------ ------------------------------------------------ --------------------------------------

                                                  NMV Offshore HoldCo

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
          11/6/2006                                106,400                                       8.81
------------------------------ ------------------------------------------------ --------------------------------------
